Exhibit 99.1

ChowChow Cloud International Holdings Limited Provides Update on Previously Announced Private Placement

Singapore, October 21, 2026 /PRNewswire/ — ChowChow Cloud International Holdings Limited (“Chowchow”, the “Company”) (NYSE American: CHOW) today provided an update regarding its previously announced private placement.

As previously disclosed, on June 16, 2026, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an investor for the issuance and sale of 862,069 ordinary shares at $0.58 per share, for an aggregate purchase price of US$500,000.

As of October 21, 2026, the Company has not received the full purchase price required to close the transaction. The Company has informed the investor that, unless the outstanding balance is paid in full by October 30, 2026, the Company will terminate the Securities Purchase Agreement.

As of October 21, 2026, the transaction has not closed, and no ordinary shares have been issued pursuant to the Securities Purchase Agreement.

About ChowChow Cloud International Holdings Limited

ChowChow Cloud is a pioneer in providing one-stop cloud solutions that support companies across the IT industry value chain throughout their entire cloud transformation journey from consulting, deployment and migration to cloud environment building and management. ChowChow Cloud was founded in December 2014 by a group of passionate and experienced professionals, who envisioned the potential of cloud technology to transform the way businesses of various sizes operate. Recognizing the growing need for digitization and the benefits that cloud technology could bring to businesses, ChowChow Cloud’s founders set out to create a company that would bridge the gap between cloud services providers and companies who seek to move to the cloud.

Forward-looking Statements

This release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give our current expectations, opinion, belief or forecasts of future events and performance. A statement identified by the use of forward-looking words including “will,” “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “should,” and certain of the other foregoing statements may be deemed forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including market and other conditions. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company’s filings with the SEC. Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov. The Company undertakes no obligation to update any such forward-looking statements after the date hereof to conform to actual results or changes in expectations, except as required by law.

For more information, please contact:

Investor Relations Team

ChowChow Cloud International Holdings Limited

Email: ir@chochowcloud.com